ABN 41 009 117 293

# FIRST AUSTRALIAN RESOURCES LIMITED

*Incorporated in Western Australia*

December 4, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA



Gentlemen:

**EXEMPTION NUMBER 82-3494**

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,



COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
December 4, 2007 (ASX: Announcement & Media Release – Stokes Bay Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

4 December 2007

# ASX ANNOUNCEMENT AND MEDIA RELEASE

## STOKES BAY-1 ACTIVITY UPDATE

**Stokes Bay-1, Onshore Canning Basin, Western Australia (FAR 8%)**

FAR has been advised by the operator, ARC Energy Limited, that since the last report on 23 November 2007 it has suspended the testing of Stokes Bay-01 and removed all contractors and equipment from the site following recent rainfall.

As was anticipated, the onset of seasonal rain has limited the safe access to the well, due to the low-lying terrain around the well site. The access track and well site have become temporarily unsuitable for the safe operation of heavy oilfield equipment.

The timely testing of the Stokes Bay-1 well is a priority, and the operator plans to recommence the Stokes Bay well testing programme as soon as safe access is available at the end of the wet season, anticipated to be around April 2008.

The nature of the reservoir fluid and the source of pressure within the reservoir remain undetermined. Should the well be commercially productive better access facilities would be constructed to allow year round production.

The next update on Stokes Bay-01 well will be issued when testing of the well recommences.

***For information on FAR's drilling activities visit our website at www.far.com.au***

**END**

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au